SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter dated March 17, 2015 regarding proposals of the Board with respect to the allocation of results.

2.	English translation of letter dated March 17, 2015 regarding documentation of the General Ordinary Shareholders’ Meeting summoned for April 29, 2015

Item 1

Buenos Aires, March 17, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders’ Meeting summoned for April 29, 2015

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held today, resolved to summon an Ordinary General Shareholders Meeting to be held on April 29, 2015, at 10 a.m. on first call, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2014.

Promptly, in a future filling we will submit the additional documentation required in Section 4°, Chapter II of the CNV Rules (NT 2013).

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

Item 2

Buenos Aires, March 17, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: General Ordinary Shareholders’ Meeting summoned for April 29, 2015.

Proposals to the allocation of the earnings.

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors, in a meeting held today, summoned a General Ordinary Shareholders’ Meeting to be held on April 29, 2015 and resolved:

1.	To propose to the Shareholders’ Meeting the approval of the following allocation of the Retained Earnings as of December 31, 2014 (P$ 3,672,540,366.-):

(i)	The cash dividends distribution for a total amount of P$ 804,402,472.- (equivalent to P$ 0.83 per each share of P$ 1.-nominal value in circulation up to date), will be available as from May 11, 2015;

(ii)	The allocation of the rest of Retained Earnings of P$ 2,868,137,894.-, for the creation of a ‘Reserve for Future Cash Dividends’; and

(iii)	The delegation of the authority to the Board of Directors to determine the allocation, depending on the performance of the business, in one or more instances, of an amount up to P$ 649,336,936.- of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends, during Fiscal Year 2015.

It is noted that the capitalization of profits or other matters were not proposed, because the amount of currently outstanding capital is considered adequate.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 17, 2015	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman